Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

The following is a transcript of a video interview of Benjamin Lightburn, Chief Executive Officer of Filament Health Corp., by Steve Darling of Proactive Group, as published on September 1, 2023.

Steve Darling 00:06
All right, welcome back inside our Proactive newsroom, and joining me now is Ben Lightburn. He’s the CEO of Filament Health. Ben, welcome back. Good to see you again.

Benjamin Lightburn 00:14
Thanks, Steve. Great to be here.

Steve Darling 00:15
Yeah, a big announcement from the company we’ll talk about in just a second, but maybe just give everyone a little background on Filament Health again.

Benjamin Lightburn 00:22
So Filament Health is a clinical stage botanical psychedelic drug development company. We’ve developed technology internally here to manufacture what we believe are the first ever natural psychedelic drug candidates. As we know, humans have been consuming psychedelics in their natural form for thousands of years. And we believe that people ought to have a choice between consuming a natural and a synthetic psychedelic. In addition, we believe that our strategy of focusing on natural psychedelics provides lots of IP benefits and efficacy benefits because it may prove in clinical trials that the secondary compounds which are extracted along with the primary compounds in a natural extract can actually provide benefits to the patient. So anyways, that’s just a quick reminder of who we are and what we’re all about.

Steve Darling 01:15
Yeah. And so today, you’ve announced that you’ve entered into a licensing agreement with Reset Pharma. So tell me a little bit about how this came about and what’s going to happen here now.

Benjamin Lightburn 01:25
So Reset Pharma and Filament we’ve been negotiating and working together for quite some time now. Obviously, we’ve come to an agreement whereby Reset will license our leading drug candidate called PEX010, 25 milligrams, which is standardized in psilocybin, it’s a product extracted from the magic mushroom using our proprietary technology. Reset is going to use PEX010 for their upcoming phase two clinical study. Reset is studying something known as cancer demoralization, and this is what happens when a patient receives a cancer diagnosis, and they may become quite demoralized obviously, or, and oftentimes, they won’t show up again for treatment. And the idea is that by providing them with psilocybin and psilocybin-assisted psychotherapy, the patient can overcome this demoralization, achieve a more positive outlook, and essentially be better and more well prepared for their cancer therapy. And so Reset decided to choose our drug, I think, because of the IP advantages that it provides, as well as our expertise in supplying psychedelic drugs for clinical studies all over the world now.

We’ve been through many different clinical trial approvals, and we have experienced shipping these drugs all over the world. And so it’s a partnership that really makes sense and is quite exciting for both parties, I think.

Steve Darling 03:01
Absolutely. And, Ben, this really sort of highlights, as you mentioned, that you’re an expert within this field and that really sets you up, I would think, for moving a lot more of these forward. Is that the plan for the company, to move forward, is just to continue this type of stuff?

Benjamin Lightburn 03:15
Yeah, we’ve announced several of these sorts of licensing agreements in the last year or two, and we hope to announce more such agreements. We see lots of commercial drug developers as well as academic non-commercial researchers coming to us to ask to make use of our proprietary drugs in their clinical trials. But the thing we’re really focused on internally here at Filament is developing our drugs internally for specific indications, and what that means in practice is developing PEX010 for stimulant use disorder, as well as for opioid use disorder. We have an approved phase two study running at University of California, San Francisco, in methamphetamine use disorder and we are working on getting a study for PEX010 up and running here in Vancouver for opioid use disorder. So really, that’s what we focus on internally. But when we’re approached by other companies or other groups that are focused on indications that are not core to our own operations, we really like entering into these licensing agreements, because we believe it’s going to take many hands at the table to try to approve as many psychedelic drugs for as many different indications as we possibly can, and we don’t think one company can do justice to all indications. And of course, obviously, it gives us a chance to generate revenue, right? That makes us a little bit unique in the psychedelics industry in that we’re actually generating revenue from these licensing agreements in the form of milestone payments and future royalty payments as well.

Steve Darling 04:59
Yeah, makes a lot of sense. Ben, thanks very much. Congratulations on this. I look forward to our next conversation, OK?

Benjamin Lightburn 05:04
Thank you so much. Hope to be here again very soon.

Steve Darling 05:06
All right, sounds good. There’s Ben Lightburn, the CEO of Filament Health.

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Important Information About the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. After the Registration Statement has been declared effective, Jupiter will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and will be included in the definitive proxy statement/prospectus when it becomes available. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

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